APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Uneek Botanicals, LLC

Profit and Loss

January - December 2019

	TOTAL
Income	
Sales	18,576.12
Uncategorized Income	11,128.07
Total Income	**$29,704.19**
Cost of Goods Sold	
Cost of Goods Sold	9,207.08
Total Cost of Goods Sold	**$9,207.08**
GROSS PROFIT	**$20,497.11**
Expenses	
Advertising & Marketing	300.98
Bank Charges & Fees	3,917.65
building materials (greenhouse)	977.37
Car & Truck	1,016.92
Contractors	700.00
Insurance	1,295.89
Interest Paid	1,448.23
Meals & Entertainment	1,571.80
Office Supplies & Software	2,436.60
Other Business Expenses	428.99
Rent & Lease	519.29
Repairs & Maintenance	9,597.95
Taxes & Licenses	3,416.00
Travel	4,610.74
Uncategorized Expense	467.82
Utilities	2,212.13
Total Expenses	**$34,918.36**
NET OPERATING INCOME	**$ -14,421.25**
NET INCOME	**$ -14,421.25**

Uneek Botanicals, LLC

Balance Sheet

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Operating Account	14,928.02
Uneek Checking Acct.	3,701.14
Total Bank Accounts	**$18,629.16**
Accounts Receivable	
Accounts Receivable (A/R)	4,100.00
Total Accounts Receivable	**$4,100.00**
Total Current Assets	**$22,729.16**
TOTAL ASSETS	**$22,729.16**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Opening Balance Equity	1,946.03
Owner's Investment	38,714.19
Owner's Pay & Personal Expenses	-3,509.81
Retained Earnings	
Net Income	-14,421.25
Total Equity	**$22,729.16**
TOTAL LIABILITIES AND EQUITY	**$22,729.16**

Uneek Botanicals, LLC

Statement of Cash Flows

January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-14,421.25
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-4,100.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-4,100.00**
Net cash provided by operating activities	**$ -18,521.25**
FINANCING ACTIVITIES	
Opening Balance Equity	1,946.03
Owner's Investment	38,714.19
Owner's Pay & Personal Expenses	-3,509.81
Net cash provided by financing activities	**$37,150.41**
NET CASH INCREASE FOR PERIOD	**$18,629.16**
CASH AT END OF PERIOD	**$18,629.16**

Uneek Botanicals, LLC

Profit and Loss
January - December 2020

	TOTAL
Income	
Sales	174,934.97
Sales of Product Income	5,048.01
Uncategorized Income	2,505.93
Total Income	**$182,488.91**
Cost of Goods Sold	
Cost of Goods Sold	9,602.98
Shipping	603.36
Total Cost of Goods Sold	**$10,206.34**
GROSS PROFIT	**$172,282.57**
Expenses	
Advertising & Marketing	765.61
Bank Charges & Fees	5,303.38
building materials (greenhouse)	4,685.62
Car & Truck	5,870.96
Contractors	32,529.91
Insurance	3,129.12
Interest Paid	15,235.25
Job Supplies	552.98
Legal & Professional Services	-598.00
Meals & Entertainment	2,586.36
Office Supplies & Software	19,929.77
Other Business Expenses	5,258.60
Payroll Expenses	129.18
Rent & Lease	29,386.56
Repairs & Maintenance	10,114.77
Salaries & Wages	28,667.67
Taxes & Licenses	5,141.55
Travel	4,558.32
Uncategorized Expense	9,301.02
Utilities	12,566.19
Total Expenses	**$195,114.82**
NET OPERATING INCOME	**$ -22,832.25**
Other Expenses	
Building materials (factory)	1,169.37
Total Other Expenses	**$1,169.37**
NET OTHER INCOME	**$ -1,169.37**
NET INCOME	**$ -24,001.62**

Uneek Botanicals, LLC

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Operating Account	157,643.40
Uneek Checking Acct.	59,762.94
Total Bank Accounts	**$217,406.34**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Uncategorized Asset	-3,850.00
Total Other Current Assets	**$ -3,850.00**
Total Current Assets	**$213,556.34**
TOTAL ASSETS	**$213,556.34**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Opening Balance Equity	1,946.03
Owner's Investment	255,942.99
Owner's Pay & Personal Expenses	-5,909.81
Retained Earnings	-14,421.25
Net Income	-24,001.62
Total Equity	**$213,556.34**
TOTAL LIABILITIES AND EQUITY	**$213,556.34**

Uneek Botanicals, LLC

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-24,001.62
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	4,100.00
Uncategorized Asset	3,850.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**7,950.00**
Net cash provided by operating activities	**$ -16,051.62**
FINANCING ACTIVITIES	
Owner's Investment	217,228.80
Owner's Pay & Personal Expenses	-2,400.00
Net cash provided by financing activities	**$214,828.80**
NET CASH INCREASE FOR PERIOD	**$198,777.18**
Cash at beginning of period	18,629.16
CASH AT END OF PERIOD	**$217,406.34**

I, Jonathan L Brogdon, certify that:

1. The financial statements of UNEEK Botanicals, LLC included in this Form are true and complete in all material respects; and

2. The tax return information of UNEEK Botanicals, LLC included in this Form reflects accurately the information reported on the tax return for UNEEK Botanicals, LLC for the fiscal year ended 2019 (most recently available as of the Date of this Form C).

Signature   _Jull_

Name: Jonathan L Brogdon

Title: Owner